



PRESS RELEASE

Nestlé Group in First Half 2003: Strong Organic Growth and Higher Margins

- Constant currency sales up 6.3 percent, driven by strong organic growth of 5.5 percent
- Sales in Swiss francs amounting to CHF 41.4 billion, down 6.3 percent due to adverse foreign exchange impact of 12.6 percent
- EBITA margin up 30 basis points to 12.2 percent (up 70 basis points to 12.6 percent in constant currencies) with improved performance in all geographic zones and in Nestlé Waters
- Operating cash flow up 11.7 percent, free cash flow up 24.6 percent in Swiss francs
- Net profit of CHF 2'780 million and a net margin of 6.7 percent
- Underlying earnings up 4.9 percent in Swiss francs and 19.1 percent in constant currencies

Peter Brabeck, Vice Chairman and Chief Executive Officer of Nestlé S.A.: "Nestlé is demonstrating that it is able to grow and improve its performance even in a very challenging environment and with a continued strong Swiss franc. In 2003, management is concentrating on operational efficiency and we are pleased to see the results at half year. Margins and cash flow improvements, as well as the strong organic growth, show that we are on the right track. We are also looking forward to a somewhat more favorable trading environment for the second half of the year. The Group is confident that the higher margins and cash flow are not one-off events, but indicate a trend, and that an organic growth between 5 and 6 percent is sustainable for the full year."

Half-Year Figures at a Glance

			Margins	
	January-June 2003	January-June 2002	January-June 2003	January-June 2002
Sales	CHF 41'437 mio.	CHF 44'219 mio.		
EBITA	CHF 5'045 mio.	CHF 5'280 mio.	12.2%	11.9%
Net profit *	CHF 2'780 mio.	CHF 5'656 mio.	6.7%	12.8%
EPS *	CHF 7.19	CHF 14.57		
Operating Cash Flow	CHF 3'080 mio.	CHF 2'757 mio.		
Organic Growth	5.5%			

* *Not comparable as a result of one-off factors (including gains from Alcon and FIS) in 1st half 2002*

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dlw 8/27

Vevey, August 20, 2003 – During the first half of 2003, the Nestlé Group's consolidated sales amounted to CHF 41'437 million, resulting in a net profit of CHF 2'780 million and a net margin of 6.7 percent. The EBITA margin improved by 30 basis points to 12.2 percent (11.9 percent in 2002) and operating cash flow grew almost 12 percent from CHF 2'757 million to CHF 3'080 million. These results were achieved in an unfavorable economic and political environment and despite a markedly adverse evolution of foreign currencies for the Group, which reports in Swiss francs.

Sales Performance

At constant currencies, sales improved by 6.3 percent, clearly above market growth rates. Strong organic growth of 5.5 percent, combining real internal growth of 2.1 percent and pricing 3.4 percent, accelerated over the first quarter, but could not compensate the negative currency impact of 12.6 percent, resulting in an overall decline of reported sales in Swiss francs of 6.3 percent. The significant organic growth demonstrates on the one hand the strength of the Group's brands on a global scale and on the other the special efforts made in inflationary countries to protect the margins.

Eastern Europe, Latin America and the Caribbean, as well as Africa, clearly exceed the Group average organic growth. Most product groups, with the exception of chocolate and confectionery and petcare, contributed to the positive development, with soluble coffees, chilled culinary and water showing excellent progress. This is also the case for Beverage Partners Worldwide and for Alcon.

The strength of the Swiss franc against most currencies, with the exception of the Euro, reduced the Group's consolidated sales by 12.6 percent, while acquisitions, net of divestitures, had a positive impact of 0.8 percent. With a sales growth of 6.3 percent at constant exchange rates, the Group continues to grow faster than the food industry.

Sales and EBITA Margin by Management Responsibilities and Geographic Areas

	January-June **2003**	*January-June 2002*	*Organic Growth January-June* **2003**	*January-June* **2003**	*January-June 2002*
	Sales in CHF millions		**%**	**Margins %**	**Margins %**
Food					
• Europe	**14'130**	13'808	**+3.2**	**11.8**	11.0
• Americas	**12'354**	14'513	**+5.9**	**13.7**	13.4
• Asia, Oceania and Africa	**6'834**	7'495	**+3.5**	**17.7**	17.3
Nestlé Waters	**3'948**	3'935	**+9.5**	**9.6**	9.4
Other Activities [(a)]	**4'171**	4'468	**+11.0**	**19.2**	19.5
Group Totals	**41'437**	44'219	**+5.5**	**12.2**	11.9

(a) Mainly pharmaceutical products, joint-ventures and "Trinks" (Germany)

./.

Sales and EBITA Margin by Product Groups					
	January-June 2003	*January-June 2002*	*RIG January-June 2003*	*Margins January-June 2003*	*Margins January-June 2002*
	Sales in CHF millions		**%**	**%**	**%**
Beverages	**11'195**	11'652	**+5.2**	**17.2**	17.7
Milk Products, Nutrition and Ice Cream	**11'031**	12'075	**+1.0**	**12.2**	11.8
Prepared Dishes and Cooking Aids	**7'573**	7'592	**+1.8**	**11.6**	11.0
Petcare	**4'674**	5'407	**-0.2**	**13.7**	12.2
Chocolate, Confectionery and Biscuits	**4'415**	4'788	**-2.3**	**6.2**	6.6
Pharmaceutical Products	**2'549**	2'705	**+7.1**	**27.1**	26.2
Group Totals	**41'437**	44'219	**+2.1**	**12.2**	11.9

All calculations based on non-rounded figures

Profit Performance

With the EBITA margin up 30 basis points to 12.2 percent, the Group showed its capacity to improve operating efficiency even in difficult circumstances and an unfavorable currency environment. Nestlé proved able to maintain or improve its margins by passing on rising raw material costs or inflationary pressures. At constant exchange rates, the EBITA margin shows an improvement of 70 basis points, to 12.6 percent. The progress is noticeable in all geographic zones, as well as in Nestlé Waters, with Zone Europe generating a significant improvement of 80 basis points. In Latin America, the Group's companies focused on protecting their margins, contributing to the Zone Americas' EBITA margin improvement of 30 basis points. Building on the good performance of 2002, Zone Asia, Oceania and Africa managed to improve its margin by 40 basis points.

The product categories performed well, with improvements in EBITA margins in milk products, nutrition and ice cream, prepared dishes and cooking aids, and petcare. The EBITA margin in beverages dipped slightly. The margins in chocolate, confectionery and biscuits, meanwhile, reflect the seasonality of that business.

Cost of goods sold dropped by 100 basis points to 42.4 percent of sales. Overall marketing and administration expenses increased 70 basis points, reflecting continued investment in the Group's brands, while administration expenditures as such fell by 10 basis points.

Continuing lower interest rates and an efficient management of debt and liquidities account for the sharp drop in net financing costs to CHF 191 million (CHF 427 million in January-June 2002). The strength of the Swiss franc also reduced the weight of the debt, which is held largely in US dollars.

The net profit and earnings per share comparisons between 2002 and 2003 have to be seen in the light of the one-off gains in 2002, which resulted from the IPO of Alcon and disposal of FIS, and totaled over CHF 4.5 billion, as well as by extraordinary restructuring costs and the impairments of goodwill and assets in 2002, which totaled CHF 2.1 billion. On an underlying basis, the net profit increased by 4.9 percent and by 19.1 percent in constant currencies.

./.

Cash Flow and Balance Sheet

Nestlé continues to benefit from an exceptionally healthy financial position. Operating cash flow, with an increase of nearly 12 percent, grew significantly faster than EBITA, despite negative foreign exchange rates. Capital expenditure remained at 1st half 2002 levels as a percentage of sales, underscoring the declining trend over several years. Net indebtedness rose from CHF 15.0 billion at the year-end 2002 to CHF 21.1 billion, mainly as a result of the Group's decision to carry the Dreyer's outstanding shares repurchasing scheme as a long-term debt. The ratio of net debt to equity now stands at 59 percent.

The Group actively pursued its streamlining of product groups, concentrating on businesses with demonstrated profitable growth opportunities. At the end of June, the merger with Dreyer's, the leading premium ice cream business in the USA, was successfully concluded, following the important acquisition of Powwow, the European Home and Office Delivery Water group and the acquisition of the Mövenpick ice cream activities in Europe. Also during the period Nestlé divested several businesses such as Ortega (Mexican style food, USA), Mont Blanc (milk-based desserts, France) as well as chilled milk products and sweetened condensed milk in Germany. The Group furthermore reduced its participation in the German roast and ground specialty coffee company Dallmayr to 25 percent.

Outlook

After a challenging first half, the Group looks forward to a more favorable trading environment. It expects the initiatives already taken will ensure the Group's competitive position in the remaining months and beyond. Nestlé's broad presence across geography and businesses positions it well to take advantage of any improvement in the economic climate. The Group has shown that, even in a tough trading environment, good organic growth, as well as improvements in EBITA margin and cash flow, are achievable and expects to be able to deliver these for 2003 as a whole.

Contacts:

Media: *François-Xavier Perroud* *Tel.: +41-21-924 2596*

Investors: *Roddy Child-Villiers* *Tel.: +41-21-924 3622*

In addition, the following events will be broadcast on the Corporate Investor Relations site
(http://www.ir.nestle.com):

Time (CET)	Event	Online publication
0900	European analysts' conference call hosted by Mr Wolfgang Reichenberger, Chief Financial Officer, Nestlé S.A.	live audio broadcast slide presentation
1400	US analysts' conference call hosted by Mr Wolfgang Reichenberger	live audio broadcast slide presentation

Access for audio with synchronised slide presentation is via http://www.worlductx.com/nestle_results03/ for both analysts' conferences (0900 and 1400).

Additionally, we are offering **a phone-in conference listen-only possibility.** Please call **+44 (0) 208 400 6353** (0900 CET call) or **+1 800 218 0713 / +1 303 262 2127**(1400 CET call).

All these services will be available as archives following the event. **For the phone-in, please call +44 (0) 208 797 2499 - access code 922028#** (0900 CET call) and **+1 800 405 2236 / +1 303 590 3000–access code 547038#** (1400 CET call). These archives will be available for 90 days.

The complete 2003 Half-Yearly Sales and Results of the Nestlé Group can be downloaded from our website:
http://www.ir.nestle.com/r_HalfYear2003.asp